STATEMENT OF INVESTMENTS
Dreyfus Growth And Income Fund, Inc.
January 31, 2007 (Unaudited)

Common Stocks--97.1%	Shares	Value ($)
Consumer Discretionary--10.6%		
AutoZone	27,335 a	3,434,096
Bed Bath & Beyond	141,437 a	5,967,227
Best Buy	231,726	11,678,990
Comcast, Cl. A (Special)	135,527 a,b	5,890,003
eBay	130,021 a	4,211,380
Federated Department Stores	340,827	14,140,912
Gap	194,544	3,729,409
Home Depot	142,129	5,790,336
Marriott International, Cl. A	67,265	3,238,137
Royal Caribbean Cruises	131,196	5,894,636
Tiffany & Co.	210,383 b	8,259,637
Walt Disney	240,269	8,450,261
Williams-Sonoma	75,121 b	2,629,235
		83,314,259
Consumer Staples--14.0%		
Altria Group	141,371	12,354,412
Avon Products	384,351	13,217,831
Cadbury Schweppes, ADR	92,833	4,209,048
Clorox	92,887	6,076,668
Colgate-Palmolive	228,271	15,590,909
Dean Foods	135,765 a	6,007,601
PepsiCo	173,627	11,327,426
Procter & Gamble	229,775	14,905,504
Safeway	163,374	5,886,365
Unilever (NY Shares)	148,967	3,975,929
Wal-Mart Stores	348,421	16,616,198
		110,167,891
Energy--4.0%		
Chevron	84,852	6,184,014
Exxon Mobil	260,653	19,314,387
Schlumberger	92,298 b	5,860,000
		31,358,401
Exchange Traded Funds--4.6%		
iShares Russell 1000 Growth Index Fund	212,998	12,057,817
NASDAQ-100 Trust Series 1	274,987 b	12,118,677
Standard & Poor's Depository Receipts (Tr. Ser. 1)	83,283 b	11,976,095
		36,152,589
Financial--9.1%		
Allstate	42,450	2,553,792
American International Group	84,019	5,751,101
Bank of America	1	53
Charles Schwab	487,116	9,216,235
Chicago Mercantile Exchange Holdings, Cl. A	13,420	7,559,486
Citigroup	95,403	5,259,567
Goldman Sachs Group	54,215	11,502,254
JPMorgan Chase & Co.	238,727	12,158,366
Morgan Stanley	105,765	8,756,284
State Street	75,809	5,386,229
Western Union	170,572	3,810,578
		71,953,945
Health Care--15.9%		

Allergan	98,631	11,511,224
Amgen	127,593 a	8,978,719
Amylin Pharmaceuticals	98,808 a,b	3,831,774
Bristol-Myers Squibb	148,424	4,273,127
Covance	65,694 a	4,050,035
Eli Lilly & Co.	72,177	3,906,219
Genentech	70,356 a	6,147,004
Genzyme	58,185 a	3,824,500
Johnson & Johnson	228,308	15,250,974
MedImmune	249,645 a	8,652,696
Medtronic	73,428	3,924,727
Pfizer	224,469	5,890,067
Quest Diagnostics	77,640	4,074,547
Schering-Plough	452,537	11,313,425
Thermo Fisher Scientific	173,931 a	8,322,598
Wyeth	166,783	8,240,748
Zimmer Holdings	154,556 a	13,016,706
		125,209,090
Industrial--6.4%		
AMR	159,123 a,b	5,895,507
Empresa Brasileira de Aeronautica, ADR	109,708	4,448,659
General Electric	666,857	24,040,195
Masco	194,918	6,235,427
US Airways Group	61,811 a	3,460,180
Waste Management	174,255	6,618,205
		50,698,173
Information Technology--31.7%		
Accenture, Cl. A	188,405	7,112,289
Adobe Systems	395,964 a	15,391,121
Apple Computer	184,391 a	15,807,840
ASML Holding (NY Shares)	123,203 a	3,144,141
Autodesk	177,230 a	7,748,496
Automatic Data Processing	128,344	6,124,576
Broadcom, Cl. A	118,698 a,b	3,788,840
Cisco Systems	876,937 a	23,317,755
Cognos	123,140 a	5,311,028
Corning	347,042 a	7,232,355
Diebold	222,432	10,309,723
Electronic Arts	252,344 a	12,617,200
EMC/Massachusetts	409,352 a	5,726,835
Google, Cl. A	35,913 a	18,003,187
Hewlett-Packard	408,307	17,671,527
KLA-Tencor	82,045	4,039,075
Marvell Technology Group	340,110 a	6,220,612
Maxim Integrated Products	167,830	5,169,164
Microsoft	1,104,739	34,092,246
Nokia, ADR	386,052	8,531,749
SanDisk	85,702 a,b	3,445,220
Seagate Technology	275,608 b	7,466,221
Sun Microsystems	722,620 a	4,798,197
Texas Instruments	328,021	10,230,975
Yahoo!	213,170 a	6,034,843
		249,335,215
Materials--.8%		
E.I. du Pont de Nemours & Co.	128,091	**6,348,190**
Total Common Stocks		
(cost $665,579,484)		**764,537,753**

Other Investment--2.2%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $17,480,000)	17,480,000 [c]	**17,480,000**

Investment of Cash Collateral for
Securities Loaned--6.6%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $52,066,260)	52,066,260 [c]	**52,066,260**
Total Investments (cost $735,125,744)	**105.9%**	**834,084,013**
Liabilities, Less Cash and Receivables	**(5.9%)**	**(46,527,652)**
Net Assets	**100.0%**	**787,556,361**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan
    is $50,723,028 and the total market value of the collateral held by the fund is $52,066,260.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.